UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

(Translation of registrant’s name into English)

Harumi Building, 2-5-9 Kotobashi

Sumida-ku, Tokyo, 130-0022

Japan (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F   ☐

On September 25, 2025, the board of directors of Tokyo Lifestyle Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law (the “Company”), approved an interim dividend of JPY1.890 per share. The cash dividend is expected to be payable on or about November 20, 2025, to all shareholders of record as of September 30, 2025 (Japan Standard Time), with an American depositary receipt record date of September 30, 2025 (Eastern Time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.

By:	/s/ Mei Kanayama
Mei Kanayama
Representative Director and Director (Principal Executive Officer)

Date: September 29, 2025

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